September 10,
2019

Gerrit Dispersyn
Chief Executive Officer
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, MA 01752

       Re: Phio Pharmaceuticals Corp.
           Registration Statement on Form S-1
           Filed August 30, 2019
           File No. 333-233584

Dear Dr. Dispersyn:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that your exclusive jurisdiction provision in your amended and restated
       certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise to describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please
 Gerrit Dispersyn
Phio Pharmaceuticals Corp.
September 10, 2019
Page 2
         also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameGerrit Dispersyn                             Sincerely,
Comapany NamePhio Pharmaceuticals Corp.
                                                               Division of
Corporation Finance
September 10, 2019 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName